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          SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549
                   ___________________

                     SCHEDULE 13D



        Under the Securities Exchange Act of 1934




                   PENFED BANCORP, INC.
     --------------------------------------------------
                     (Name of Issuer)


          Common Stock, par value $.01 per share
      --------------------------------------------------
              (Title of Class of Securities)


                        706875101
                  --------------------
                     (CUSIP Number)


                  Charles Lemmon, Jr.
                 215 W. Shelby Street
                Falmouth, Kentucky  41040
                     (606) 654-6961
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      (Name, address and telephone number of person
      authorized to receive notices and communications)


                   October 25, 1997
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  (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]

Check the following box if a fee being paid with the statement[ ]

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                          SCHEDULE 13D

CUSIP No. 706875 10 1                          Page 2 of 6 Pages

1.  Name of reporting person S.S. or I.R.S. Identification No.
    of the above person.

    Charles Lemmon, Jr.


2.  Check the appropriate box if a member of a group:
        (a)  [   ]
        (b)  [   ]

3.  SEC use only:



4.  Source of funds:  PF

5.  Check box if disclosure of legal proceeding is
    required pursuant to Items 2(d) or 2(e):  [   ]

6.  Citizenship or place of organization:  United States

Number of        7.    Sole Voting Power:  15,966
shares
beneficially     8.    Shared Voting Power:  0
owned by
each             9.    Sole Dispositive Power:  15,966
reporting
person with     10.    Shared Dispositive Power:  0

11. Aggregate amount beneficially owned by each reporting
    person:
    15,966

12. Check box if the aggregate amount in Row (11) excludes certain shares: [ ]

13. Percent of class represented by amount in Row (11):
    5.1%

14. Type of reporting person:  IN
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Item 1.  Security and Issuer.

     The class of equity security to which this statement relates is the common stock, par value $.01 per share (the "Common
Stock"), of Penfed Bancorp, Inc. (the "Issuer"). The executive office of the Issuer is located at 215 Shelby Street, Falmouth, Kentucky 41040.

Item 2.  Identity and Background.

     The name, address and background of the person filing this statement is as follows:

     (a)     Name: Charles Lemmon, Jr.
     (b)     Residence or Business Address: Rt.5, Box 54,
             Falmouth, Kentucky  41040
     (c) Present Principal Occupation: Self-employed watchmaker and jewler; Director of the Issuer.
     (d)     Criminal Proceeding Convictions:  None
     (e)     Securities Laws Proceedings:  None
     (f)     Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration.

     All shares shown over which the reporting person has sole voting and dispositive power were purchased with such reporting person's personal funds except the shares provided under the Issuer's Management Recognition Plan (the "MRP") and 1995 Stock Option Plan (the "Option Plan").

Item 4.  Purpose of Transaction.

     The shares covered by this statement were acquired for investment. Depending upon a continuing assessment and upon future developments, the reporting person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or dispose of shares of the Issuer's Common Stock. As Director of the Issuer, the reporting person regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except as noted above, the reporting person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
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(d)  Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g)  Changes in the Issuer's articles of incorporation, bylaws or
     instruments corresponding thereto      or other actions
     which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the reporting person beneficially owned 15,966 shares, or 5.1%, of the Issuer's outstanding shares of Common Stock. Included in this amount are 690 shares of Common Stock underlying currently exercisable that the reporting person may exercise under the Issuer's Option Plan.

(b) The reporting person has sole voting and dispositive power with respect to the 15,276 shares purchased with personal funds, and 690 shares underlying currently exercisable stock options.

(c) No other transactions in the Issuer's Common Stock were effected by the reporting person during the past 60 days other than as described herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Lemmon.

(e)  Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships between the reporting person or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise, other than ordinary arrangements and relationships not specifically related to the Issuer's securities.

Item 7.  Material to be Filed as Exhibits.

     None
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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 19, 1997               /s/ Charles Lemmon, Jr.
-----------------               -------------------------
Date                            Signature

                                Charles Lemmon, Jr.
                                Director of Penfed Bancorp, Inc.